EXHIBIT 99.1

SHARPLINK GAMING ANNOUNCES RESULTS OF

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MINNEAPOLIS – (GLOBE NEWSWIRE) – September 13, 2022 – SharpLink Gaming Ltd. (Nasdaq: SBET) (“SharpLink” or the “Company”), a pioneer of targeted, data-driven user engagement and conversion solutions for the U.S. sports betting and iGaming industries, today announced the following resolutions were adopted at the 2022 Annual General Meeting of Shareholders that was held Thursday, September 8, 2022, in Minneapolis, Minnesota.

1.	To reelect Joe Housman, Rob Phythian, Chris Nicholas, Paul Abdo and Tom Doering as members of the board of directors for a term expiring at our 2023 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To ratify and approve the appointment of RSM US LLP, registered public accountants, as our independent registered public accountants for the year ending December 31, 2022 and to authorize the board of directors to fix such independent public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to our audit committee;

3.	To approve the updated directors and officers compensation policy;

4.	To approve the annual bonus terms, special bonus and equity compensation to Mr. Rob Phythian, our Chief Executive Officer;

5.	To approve option grants to the Company’s Chairman of the Board and another Board member; and

6.	To approve the amendment to the SharpLink Gaming Ltd. 2021 Equity Incentive Plan.

The complete text of the resolutions and related background are set forth in the proxy statement distributed to the Company’s shareholders and furnished to the Securities and Exchange Commission as an exhibit to a Form 6-K, dated July 28, 2022.

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting and iGaming content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink's intelligent C4 Sports Betting Conversion technology delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, behavioral modeling and tracking technologies, and by analyzing user's past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan's favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming and iGaming sectors. For more information, please visit the SharpLink website at www.sharplink.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the expected growth in the online betting industry, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company's ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers' economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company and its competitors, general economic conditions and other risk factors detailed in the Company's annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT INFORMATION:

SHARPLINK INVESTOR RELATIONS:	SHARPLINK MEDIA RELATIONS:
SharpLink Gaming Ltd.	Hot Paper Lantern
Dodi Handy, Director of Communications	Michael Adorno, Vice President, Communications
Phone: 407-960-4636	Phone: 212-931-6143
Email: ir@sharplink.com	Email: madorno@hotpaperlantern.com